EXHIBIT 21.1

State of
	Incorporation/	Name Under Which
Names of Subsidiaries	Organization	Business is Done
1. Camden Operating, L.P.	Delaware	Camden Operating, L.P.
2. Camden USA, Inc.	Delaware	Camden USA, Inc.
3. Camden Development, Inc.	Delaware	Camden Development, Inc.
4. Camden Realty, Inc.	Delaware	Camden Realty, Inc.
5. Camden Builders, Inc.	Delaware	Camden Builders, Inc.
6. Camden Summit, Inc.	Delaware	Camden Summit, Inc.
7. Camden Summit Partnership, L.P.	Delaware	Camden Summit Partnership, L.P.
8. Summit Management Company	Maryland	Summit Management Company
9. Summit Apartment Builders, Inc.	Florida	Summit Apartment Builders, Inc.
10. CPT Community Owner, LLC	Delaware	CPT Community Owner, LLC
11. CSP Community Owner, LLC	Delaware	CSP Community Owner, LLC